Exhibit 99.1

Edge Therapeutics Enters into Merger Agreement with PDS Biotechnology to Form Clinical-Stage Cancer Immunotherapy Company

-Merger would create publicly-traded immuno-oncology biotechnology company developing novel products for treating early- and late-stage cancer-

-Growing product pipeline utilizing Versamune®, a novel, versatile, multi-functional platform-

-Phase 1/2 clinical data on lead product candidate PDS0101 suggests immunotherapeutic anti-cancer activity and favorable safety profile in early stage cervical cancer-

-Combined company plans to initiate multiple Phase 2b/3 clinical trials of PDS0101 in HPV-associated cancers-

-PDS stockholders expected to own ~70% of the combined company and Edge stockholders ~30%-

-Conference call scheduled for today, November 26, 2018, at 8:30 am ET-

BERKELEY HEIGHTS, N.J. and NORTH BRUNSWICK, N.J., Nov. 26, 2018 – Edge Therapeutics, Inc. (Nasdaq: EDGE) and PDS Biotechnology Corporation, a privately-held, clinical-stage cancer immunotherapy company, announced today that their respective boards of directors have approved a definitive merger agreement. The merger is expected to create a combined company with a growing pipeline of next generation cancer immunotherapies based on the proprietary, multi-functional Versamune® technology platform, and sufficient cash to fund operations into 2020.

“We believe that the proposed merger of PDS Biotechnology and Edge Therapeutics will create a combined company that can generate shareholder value through our proprietary Versamune® platform and a promising pipeline of next generation immunotherapies targeting several cancer markets including the multi-billion-dollar HPV-induced cancer market,” said Frank K. Bedu-Addo, Ph.D., Co-Founder, President and Chief Executive Officer of PDS. “We expect that the combined company will have the financial resources and experienced leadership to accomplish our key near-term objectives: first, to initiate multiple late-stage clinical studies for our lead product candidate PDS0101; and second, to further advance our preclinical programs toward the clinic.”

“Since announcing our plans to seek strategic alternatives for Edge Therapeutics, our priority has been to identify a merger candidate that we believe has the potential to continue our mission to help patients and to provide meaningful value to our stockholders," said Brian A. Leuthner, Edge’s President and Chief Executive Officer. “Following a rigorous evaluation and diligence process, the Edge Board of Directors has concluded that a merger with PDS Biotechnology, with a clinical-stage product candidate that has demonstrated the potential in patients to address important limitations of current immuno-oncology approaches, a growing development pipeline, and a novel next generation technology, offers an excellent opportunity to create such value. We believe that PDS represents an attractive merger partner for Edge as PDS prepares to advance multiple late-stage clinical programs through key milestones in 2019 and beyond.”

Versamune® Platform

PDS Biotechnology’s Versamune® platform is based on novel and proprietary synthetic cationic lipids, which promote critical intra-cellular delivery of tumor-related antigens and activate important immunologic signaling pathways that induce effective priming and proliferation of critical populations of killer T-cells able specifically to attack and kill cancerous cells.  Versamune® induces the activation of type I interferons and associated chemokines resulting in a potentially powerful and targeted immune response against cancer cells. In addition, in preclinical studies, Versamune® has been shown to overcome important immuno-suppressive cells that exist within the tumor to protect the tumor from T-cell attack.

Growing Product Pipeline

PDS Biotechnology is developing PDS0101 for the treatment of multiple human papilloma virus (HPV)-induced cancers, including cervical, anal and head and neck cancers. PDS Biotechnology plans to initiate multiple Phase 2/3 clinical trials for PDS0101 in HPV-associated cancers.

In a Phase 1/2a dose-escalating study of PDS0101, results confirmed preclinical projections of high levels of active HPV-specific killer T-cells (CD8+) and memory T-cell induction. In addition, T-cell responses were independent of patient genetic/HLA sub-types. In the study, no dose-limiting toxicities were observed.

In addition to PDS0101, PDS Biotechnology’s pipeline includes multiple preclinical programs developing Versamune®-based cancer immunotherapies in combination with checkpoint inhibitors for various late-stage cancers.

Management Team

Pursuant to the merger agreement, the management team of the combined company is expected to be comprised of Frank Bedu-Addo, PhD, Co-Founder, President, CEO of PDS Biotechnology who will serve as CEO, Brian Leuthner, President, CEO of Edge Therapeutics, who will serve as President, and Lauren Wood, MD, formerly of the National Cancer Institute, serving as the company’s Chief Medical Officer. In addition, Gregory Conn, PhD, Co-Founder and Chief Scientific Officer of PDS Biotechnology is expected to continue as CSO of the combined company, and Andrew Saik, Chief Financial Officer of Edge Therapeutics is expected to continue as CFO of the combined company.

Board of Directors

Pursuant to the merger agreement, the Board of Directors of the combined company is expected to consist of four members of the current PDS Biotechnology board and three members from the current Edge Therapeutics board.

Pursuant to the merger agreement, Frank Bedu-Addo, PhD, Co-Founder, President, CEO of PDS Biotechnology and Brian Leuthner, President, CEO of Edge Therapeutics are expected to serve on the Board of Directors. Other board members are expected to include: De Lyle W. Bloomquist, formerly President, Global Chemicals Business for Tata Chemicals Ltd.; Gregory Freitag, J.D., CPA, AxoGen, Inc.’s General Counsel, SVP of Business Development; Sir Richard Sykes, previously Chief Executive and Chairman of GlaxoWellcome from 1995 to 2000 and then Chairman of GlaxoSmithkline until 2002; James J. Loughlin, former Partner at KPMG LLP and Robert Spiegel, M.D., FACP, previously Chief Medical Officer of the Schering-Plough Research Institute.

In addition, Sol J. Barer, Ph.D., Chairman of the Board of Directors at Teva Pharmaceutical Industries Ltd. and who previously spent 24 years at Celgene as, among other positions, President, COO and CEO, as well as its Executive Chairman and Chairman, is expected to serve as an advisor to the Board of Directors.

Proposed Transaction Details

The merger is structured as a stock-for-stock transaction whereby all of PDS’s outstanding shares of common stock and securities convertible into or exercisable for PDS’s common stock will be converted into Edge’s common stock and securities convertible into or exercisable for Edge common stock. Under the exchange ratio formula in the merger agreement, immediately following the merger, the former PDS security holders will own approximately 70% of the combined company and existing Edge security holders will own approximately 30% of the combined company, subject to certain potential adjustments as described in the merger agreement. The transaction has been approved by the boards of directors of both companies. The merger is expected to close in the first quarter of 2019, subject to the approval of the stockholders of each company as well as other customary closing conditions.

Upon the closing of the transaction, the merged company will operate under the PDS Biotechnology Corporation name, and the combined company’s common stock is expected to continue to trade on NASDAQ under a new ticker symbol to be announced at a later date.
Piper Jaffray acted as exclusive financial advisor to Edge Therapeutics on the proposed transaction and Dechert LLP served as legal counsel to Edge Therapeutics. DLA Piper LLP served as legal counsel to PDS Biotechnology.

A presentation summarizing the proposed merger and providing additional background information will be filed on Form 8-K and be made available at www.edgetherapeutics.com and at  www.pdsbiotech.com. Information on the Edge website is not part of this press release.

Conference Call Details

A conference call and webcast will be held today, Monday, November 26, 2018 at 8:30 a.m. Eastern time to discuss the merger between Edge Therapeutics and PDS Biotechnology Corporation.

To access by phone, please dial (877) 388-5691, or (562) 350-0788 for international callers, and reference conference ID 8488299 approximately 15 minutes prior to the call. A replay of the call may be accessed through December 3, 2018 by dialing (855) 859-2056, or (404) 537-3406 for international callers, and referencing conference ID 8488299.

A live webcast of the conference call will be available at www.edgetherapeutics.com and at  www.pdsbiotech.com and will be archived for one year.

About Edge Therapeutics, Inc.

Edge Therapeutics, Inc. is a clinical-stage biotechnology company that seeks to discover, develop and commercialize novel, hospital-based therapies capable of transforming treatment paradigms for the management of acute, life-threatening conditions. For additional information about Edge, please visit www.edgetherapeutics.com.

About PDS Biotechnology

PDS Biotechnology is a private company with a growing pipeline of clinical-stage immunotherapies to treat various early-stage and late-stage cancers, including head and neck cancer, cervical cancer, anal cancer, prostate cancer, breast cancer and other cancers. PDS Biotechnology’s lead product candidate PDS0101 demonstrated strong induction of the expected immune responses (e.g. antigen-specific CD8+ T-cell responses) without any observed dose-limiting toxicities in a completed Phase 1/2a clinical trial. For additional information about PDS, please visit www.pdsbiotech.com.

Forward-Looking Statements

This press release contains forward-looking statements about Edge Therapeutics, Inc. and PDS Biotechnology Corporation, and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding anticipated preclinical and clinical drug development activities, timelines and market opportunities; PDS Biotechnology being well-funded to advance its programs; the combined company being poised to provide meaningful value-creating data readouts; PDS Biotechnology's product candidate being the optimal approach to address the unmet medical need; the combined company's ability to accelerate development of PDS Biotechnology's product candidates and generate value for stockholders; and the anticipated closing date of the merger. All statements other than statements of historical facts included in this press release are forward looking statements.  The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "intends," "likely," “potential,” "will," "should," "to be," and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Edge and PDS Biotechnology to consummate the merger; risks related to Edge's ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Edge's common stock relative to the exchange ratio; the ability of Edge or PDS Biotechnology to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The product candidates that PDS Biotechnology develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this press release and such product candidates may not be successfully commercialized.  Additional factors that may cause actual results to differ materially from such forward-looking statements include those identified under the caption "Risk Factors" in the documents filed by Edge with the Securities and Exchange Commission from time to time, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, neither Edge nor PDS Biotechnology undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information about the Merger and Where to Find It

In connection with the proposed strategic merger, Edge intends to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a proxy statement and prospectus. Investors may obtain the proxy statement/prospectus (when available), as well as other filings containing information about Edge, free of charge, from the SEC's Web site (www.sec.gov).  In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by Edge by directing a written request to: Edge Therapeutics, Inc. 300 Connell Dr #4000, Berkeley Heights, NJ 07922, Attention: Corporate Secretary or delivered via e-mail to investors@Edgetherapeutics.com. Investors and securityholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Edge and PDS Biotechnology and their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Edge in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Edge is also included in Edge Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 1, 2018. These documents are available free of charge from the sources indicated above.

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Contact Information:
Edge Therapeutics, Inc.
Gregory Gin
Tel: 1-800-208 EDGE (3343)
Email: ir@edgetherapeutics.com

PDS Biotechnology Corp.
Lee Roth, The Ruth Group
Tel: (646) 536-7000
Email: lroth@theruthgroup.com